SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

EDAP TMS S.A.

For the month of January 2011.

EDAP TMS S.A.
Parc Activite La Poudrette Lamartine
4/6 Rue du Dauphine
69120 Vaulx-en-Velin - France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ x]      Form 40-F [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]      No [ x ]

This report on Form 6-K is hereby incorporated by reference in the registration statement of EDAP TMS S.A. on Forms F-3, file number 333-136811, 333-147762, 333-152738 and 333-169793.

On December 29, 2010, the Company entered into an amendment (the “Amendment”) of the Securities Purchase Agreement dated as of October 29, 2007 relating to the issuance and sale of the Company’s 9% senior convertible debentures due 2012 (the “Senior Debentures”) and warrants (the “Warrants”) to purchase ordinary shares, in order to exempt exchanges of the Company’s ordinary shares for outstanding Senior Debentures or Warrants from the anti-dilution provisions of those instruments.  The Amendment is attached hereto as an Exhibit.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 3, 2011
EDAP TMS S.A.

/s/ MARC OCZACHOWSKI
MARC OCZACHOWSKI
CHIEF EXECUTIVE OFFICER

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Index to Exhibits

Exhibit No.	Description
99.1	Amendment to the Securities Purchase Agreement dated as of October 29, 2007